Exhibit 99.1

Sinovac Reports Fourth Quarter 2006 Unaudited Sales and Provides Corporate Update for 2007
 Tuesday January 16, 8:30 am ET

4Q2006 Unaudited Sales Increases 56.75% to US$6.27 Million Compared to Audited Sales for the Same Period of 2005

BEIJING, Jan. 16 /PRNewswire-FirstCall/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced unaudited sales for the fourth quarter 2006 ended December 31, 2006 and provided a corporate review for 2006 and a business outlook for 2007.

Fourth Quarter and Full Year 2006 Sales

Unaudited sales for the fourth quarter 2006 rose 56.75% to US$6.27 million, compared to audited sales of US$4 million for the same period in 2005. Fourth quarter 2006 sales increased 39% over third quarter 2006. Unaudited sales for the full year 2006 increased 78.67% to US$15.41 million, compared to audited sales of US$8.6 million for the full year 2005.

Sales and Marketing

The sales growth in the fourth quarter of 2006 was primarily attributable to increased sales of Healive(TM), Sinovac's inactivated hepatitis A vaccine. Sinovac believes that the domestic demand for vaccines that protect against infectious diseases will continue to increase and the market will shift towards higher quality products. The exclusion of the liquid form of attenuated hepatitis A vaccines from the Chinese market is an example of the market change. The Company anticipates that the demand for its approved vaccines will increase and correspondingly the sales growth will continue. At the same time, through years of experience in vaccine production, Sinovac continues to increase capacity, which translates into decreasing production costs.

In 2006, Sinovac's strategy for Anflu(TM), its seasonal flu vaccine, was to obtain approval for sale from the China State Food and Drug Administration (SFDA) and to develop the market. In late September, Anflu was released for sale in China. The Company has subsequently delivered a limited amount of Anflu through the batch release process within the Chinese government and to the market. The product quality and market acceptance has been verified and the Company anticipates that the sales of Anflu will be increase in 2007.

Vaccine Pipeline

During 2006 and into 2007, Sinovac continues to advance its vaccine development pipeline.

The results of the Phase I clinical trial for Panflu(TM), Sinovac's pandemic influenza vaccine, were published on September 7, 2006 in The Lancet. The results showed a high immunogenicity profile, with sero-positive rate of 78.3%, thus exceeding the criteria for assessment of vaccines established by the Committee for Proprietary Medicinal Products of the European Union.

In November 2006, Sinovac filed with the SFDA the application to commence a Phase II trial for Panflu. The application is currently under review by the SFDA and two conferences have been held with experts of SFDA.

Sinovac has commenced the follow-on trial to give a third dose to those that were vaccinated with Panflu in the Phase I trial. Sinovac is currently screening volunteers and anticipates that the results from this follow-on will be available in the second half of 2007.

Sinovac entered into a distribution agreement with LG Life Sciences (LGLS) in February 2006 pursuant to which Sinovac will serve as the exclusive distributor for selling LGLS's hepatitis B, Euvax-B(TM), in China. The registration documents for Euvax-B(TM) have been collected by Sinovac and are on track to be submitted to SFDA within the next few weeks. It is anticipated that the clinical research approval certificate will be issued by SFDA within 12 months after the submission in the event that no other supplementary documents are needed.

Production

Sinovac has recently received a RMB 20 million, or US$2.6 million, grant from China's government that will be utilized to fund expansion of production. The facility expansion plan will focus on expanding the existing flu vaccine plant and increasing the production capacity for the human-use avian influenza vaccine to 20 million doses. The plan has already been initiated with completion expected within one year.

Corporate Governance

In June 2006, Sinovac commenced a compliance project with respect to Section 404 of the Sarbanes-Oxley Act of 2002. Under the project, Sinovac has begun the implementation of a comprehensive internal control system aimed at risk control and prevention. It promotes the concept of documentation, traceability and details, which has gradually improved the management of financial reporting, R&D, production, quality control and other aspects of the business. Over the past six months, the principle parts of the compliance project have been completed.

Domestic Collaboration

Sinovac has established collaboration across industry, universities and institutions that that includes China Agriculture University, Beijing Normal University and Institute of Laboratory Animal Science, Chinese Academy of Medical Sciences. The purpose of the collaboration is to share the technology and achievements of R&D projects with institutions, to provide training to universities, to realize value from the technology in the industry, and to give students the opportunity to work in the industry while they are in school. Under this collaborative approach, external and internal resources are totally integrated to maximize value creation.

Research Project Initiation

The "863" project "Universal Pandemic Influenza Vaccine Research," which is supported by Ministry of Science and Technology, has established an innovative model tailored to Sinovac and combined with institutions and universities. Over the next five years, the program will focus on studying vaccine development across all potential varieties of influenza virus.

The application was filed with the Ministry of Science and Technology in November 2006 and approval was received in December. And the first installment of government fund has been received. Subsequently, Sinovac has established a project team and the program has been initiated.

Business Plan for 2007

Dr. Weidong Yin, Chairman, President and CEO, stated, "Sinovac has made significant progress in 2006 benefiting from the increasing sales of its vaccines approved in China and the advancement of the vaccine pipeline. In 2007, we expect to generate increasing sales from approved vaccines and to move forward with our current research projects. We look forward to expanding our vaccine manufacturing capacity, utilizing the funding received from the Chinese Government. We are also continuing to explore opportunities to expand our product portfolio and further improve our production efficiency."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

     Contact Information:
     Helen G. Yang
     Sinovac Biotech Ltd.
     Phone: 10-82890088 Ext. 871
     Fax: 10-62966910
     Email: info@sinovac.com

     Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     (646) 536-7017/7033
     scarrington@theruthgroup.com
     jmccargo@theruthgroup.com